UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Syntensor Incorporated

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      January 9, 2019

Physical Address of Issuer:

50 Lakeside Ave, Burlington VT 05401

Website of Issuer:

https://syntensor.com/

Current Number of Employees:

6

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$3,606,357	$130,114
Cash & Cash Equivalents	$3,356,574	$31,278
Accounts Receivable	$0	$0
Short-term Debt	$103,578	$202,975
Long-term Debt	$5,893,927	$1,166,848
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	$ (1,186,098)	($1,832,310)

TABLE OF CONTENTS

Page

Syntensor Incorporated



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Syntensor Incorporated, a Delaware corporation (the "Company," as well as references to "Syntensor," "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://syntensor.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

BAD ACTOR DISCLOSURE

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF §227.202 in the past.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

Syntensor Incorporated
(Company)

DocuSigned by:
By: [signature]
872A8D92E834445...
(Signature)

Clayton Rabideau
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
[signature]
872A8D92E834445...
(Signature)

Clayton Rabideau
(Name)

Director
(Title)

April 30, 2025
(Date)

DocuSigned by:
Ripduman Sohan
00FF4FA2272649D...
(Signature)

Ripduman Sohan
(Name)

Director
(Title)

April 30, 2025
(Date)

DocuSigned by:
John Noonan
C4EA93764285433...
(Signature)

John Noonan
(Name)

Director
(Title)

April 30, 2025
(Date)

6

EXHIBIT A

ANNUAL REPORT (EXHIBIT A TO FORM C-AR)

April 30, 2025

Syntensor Incorporated



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Syntensor Incorporated is a simulation software company, which uses deep learning on multiomics and experimental data to simulate cellular assays at scale and contextualize assay outcomes with predicted genome-wide changes in gene expression levels.

The Company was originally formed on January 9, 2019. The Company conducts business in Delaware, Vermont, and the United Kingdom via its wholly owned subsidiary, Syntensor Ltd.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is https://syntensor.com. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The United States Securities and Exchange Commission requires the Company to identify risks that are specific to its business and financial condition. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

We may face potential difficulties in obtaining capital or sufficient capital to sustain our current business plan.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all   or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially.

Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

10

The use of protected health information by our business, our business associates and third parties is regulated at the state, federal and international levels.

The Company may process protected health information (PHI), a special type of personally identifiable information. The protection and security of these data is of the utmost importance. Businesses that process health data must comply with multiple regulatory frameworks, such as HIPAA. There may be costs incurred to the business to comply with these requirements such as hiring individuals to develop and implement information security policies and purchasing liability insurance. Cyberattacks or data breaches can disrupt our operations, leading to delays in patient care, loss of revenue, and damage to reputation. Fines, legal fees, remediation costs, and lost business can result in significant financial losses.

Our business is dependent on graphics processing units (GPUs), which are in high demand due to the advent of generative AI.

To train machine learning models, we are dependent on our ability to obtain access to high memory graphics processing units (GPUs). Due to the advent of generative AI, there is a high demand for GPUs, resulting in shortages. The inability to obtain access to these resources could delay model development and incur additional costs for the Company.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We are not currently registered to conduct business in the State of Vermont.

The Company is incorporated in and licensed to do business in the State of Delaware. The Company does have its own physical office and certain employees conduct business from the State of Vermont. The Company has not filed all appropriate documentation, obtained necessary authorizations, paid all fees and any taxes owed or obtained all licensing or approvals necessary to conduct business in Vermont. The Company intends to engage in all such actions as promptly as possible.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Syntensor Incorporated is a simulation software company.

The Company conducts business in Delaware, Vermont, and the United Kingdom via its wholly owned subsidiary, Syntensor Ltd.

Business Plan

Syntensor Incorporated provides software that allows users to predict whether novel pharmaceutical drugs will pass clinical trials by predicting their impact on human cells, particularly at the level of biological pathways. These models allow users to gain a mechanistic understanding of toxicity, potency, and mechanism of action.

The Company's Products and/or Services

The Syntensor Platform uses deep learning on multiomics and experimental data to simulate cellular assays at scale and contextualize assay outcomes with predicted genome-wide changes in gene expression levels. These changes are further summarized at the pathway level so that users can understand how perturbing the primary target of the drug leads to changes in the state of the cell. Users can visualize these predictions in network views to generate testable hypotheses about how their drugs are perturbing cellular signaling pathways downstream of binding the primary target of the drug.

The platform allows users to simulate preclinical assays in three key areas and contextualize the predicted outcomes of assays with changes at the gene and pathway level:

- *Mechanism of Action*
  - Generates a ranked list of potential MoA targets by taking into account all perturbed pathways
- *Potency*
  - Predicts growth inhibition and sensitivity in cancer cell lines and ties these to changes in apoptotic pathways
- *Toxicity*
  - Characterizes the potential for hepatotoxicity by predicting the possibility of drug-induced liver injury and results for 30+ assay endpoints including CYP450 inhibition and mitochondrial toxicity

To connect preclinical assay predictions to clinical trial outcomes, the predictions generated by Syntensor's preclinical assay models are used in combination with other biological and chemical features to train a model that predicts probability of progression from one clinical trial phase to the next.

The Problem

The vast majority of drugs fail clinical trials after years and hundreds of millions of dollars in investment. Of drugs failing clinical trials, 50% are estimated to fail due to lack of efficacy, while 30% fail due to unacceptable toxicity. For those drugs failing due to efficacy, the underlying reasons for failure can be divided into two main categories: (1) the drug failed to successfully modulate the desired target and (2) the drug modulated the desired target but modulating the target was insufficient to have the desired effect on the disease. For drugs failing due to toxicity, toxicity can be divided into two categories: off-target toxicity and on-target toxicity. To anticipate these types of toxicity would require a preclinical assay strategy that was capable of testing as many toxicity pathways as possible. Preclinical assays have low information content and often yield conflicting results, leading to high uncertainty about the mechanism of action of a drug beyond its primary target. If scientists were able to understand all of the pathways that were perturbed by a drug, they could design a more informative assay strategy and anticipate issues with efficacy and toxicity before progressing a candidate to clinical trials.

Customer Base

The Syntensor Platform has utility for drug developers, large pharmaceutical companies, as well as investors such as hedge funds and venture capitalists. Key user personas include:

- *Corporate development teams within pharmaceutical companies*: These users want to in-license assets from biotechnology companies and want to perform due diligence on these assets to anticipate toxicity or lack of efficacy
- *Investors*: These users want to know whether a clinical trial will fail because clinical trial outcomes are a key driver of biopharma stock values; investors in startups will also want to know if a lead asset will fail.
- *Regulatory bodies*: The FDA and other organizations might want to use the platform to predict clinical trial outcomes as they embrace *in silico* approaches as alternatives to animal testing.
- *Drug discovery scientists*: These users are interested in obtaining predictions that will allow them to understand the mechanism of their drug and its pharmacokinetic/pharmacodynamic properties.

Competitive Landscape

Other companies have developed models that predict clinical trial outcomes. Two notable examples are QLS Advisors and Pharma.AI. QLS Advisors has developed a model that focuses on commercial and trial design features to predict whether a clinical trial will meet its primary endpoint. Pharma.AI has developed the inClinico platform to predict trial outcomes; the platform makes use of two models: one focused on target choice and the other focused on trial design features.

Competitive Advantage

Syntensor differentiates itself from its competitors in several key ways. First, the Syntensor clinical trials outcome model is trained on highly curated data from structured databases, as opposed to data derived via relationship extraction by LLM models from the scientific literature, an approach which is prone to error. Second, Syntensor makes use of state of the art model architectures to make predictions about all clinical trial phases. Finally, Syntensor contextualizes these predictions with mechanistic hypotheses describing a drug's efficacy and toxicity. In initial testing, the Syntensor clinical trials outcome model was able to predict phase II clinical trial success with an AUROC 0.944.

Supply chain

The Syntensor application relies on cloud computing services to deploy computational infrastructure and host our services. In developing the architecture underlying the application, Syntensor has prepared to scale to hundreds of active users.

Syntensor is also in the process of generating proprietary cellular assay data to improve model performance and generalizability.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
PCT/US20/57149 U.S. Patent Application No. 17/771137 European Patent Application No. 20807615.8	Target-To-Catalyst Translation Networks	Provisional Patent Application	04/22/2022	N/A	USA, Europe
PCT/US23/68551 U.S. Patent Application No. 18/874342	METHODS AND SYSTEMS FOR MODELING	Provisional Patent Application	12/12/2024	N/A	USA, International

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	BIOLOGICAL SYSTEMS, AND APPLICATIONS THEREOF				

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Clayton Rabideau	Director, Cofounder and CEO/CTO	Director, CEO/CTO of Syntensor from inception in 2019, including April 2022 - April 2025	BSc, University of London, 2015
Rosie Higgins	Cofounder and Advisor (formerly CPO)	Co-Founder, from inception in 2019, including from April 2022-April 2025, CPO term includes July 2021 to June 2023, Advisor from July 2023 to April 2025	BA, University of Westminster, 1995
Ripduman Sohan	Director	Member of the Board of Directors, July 2021 to April 2025	Doctor of Philosophy, Computer Science, 2008
John Noonan	Director	Member of the Board of Directors, July 2021 to April 2025	AB, Harvard University, JD, Yale University, MBA, Harvard University

Indemnification

Indemnification is authorized by the Company to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the date of this Form C-AR, the Company's authorized capital stock consists of 19,000,000 shares of common stock of which 11,761,586 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**") and 3,841,228 shares of preferred stock of which 3,841,228 are designated as "**Series Seed Preferred Stock**", all of which are issued and outstanding, par value $0.00001 per share (the "**Preferred Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	11,761,586
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	65.030%

Type	Series Seed Preferred Stock
Amount Outstanding	3,841,228
Par Value Per Share	$0.00001
Voting Rights	Equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter

17

Anti-Dilution Rights	All capitalized terms used herein shall have the meaning set forth in the Company's Amended and Restated Certificate of Incorporation dated May 28, 2021 ("**Amended Charter**"). **Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock**. In the event the Company shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 of the Amended Charter), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula: $$CP2 = CP1 * (A+B) + (A+C)$$ For purposes of the foregoing formula, the following definitions shall apply: (a) "CP2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock (b) "CP1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP1); and (e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.

18

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	21.238%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	EMI 2021 Stock Option and Grant Plan
Amount Outstanding / Amount Authorized	55,000 / 663,531
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.305%

Type	Syntensor 2021 Stock Option and Grant Plan
Amount Outstanding / Amount Authorized	250,000 / 2,921,776
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.382%

Type	Simple Agreement for Future Equity (SAFE)
Amount Outstanding	$350,000.00
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Pre-Money Valuation Cap: $30,000,000 or Discount of 15%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Unknown until conversion

Type	Simple Agreement for Future Equity (SAFE)
Amount Outstanding	$1,295,040.00
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Pre-Money Valuation Cap: $16,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Unknown until conversion

Type	Simple Agreement for Future Equity (SAFE)
Amount Outstanding	$4,192,079.00
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Pre-Money Valuation Cap: $20,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Unknown until conversion

Outstanding Debt

As of the date of this Form C-AR, the Company has no debt outstanding:

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Clayton Rabideau	10,000,000 shares of Common Stock	64.091%

21

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Cash and Cash Equivalents

As of December 31, 2024 the Company had an aggregate of $3,356,574 in cash and cash equivalents, leaving the Company with approximately 17 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The Company recently completed an offering of Simple Agreements for Future Equity pursuant to Regulation CF, raising $4,192,079.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit B for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE	$1,645,040.00	31 SAFEs	General Working Capital	January 23, 2023 - July 29, 2024	Section 4(a)(2)
SAFE	$4,192,079	1 SAFE	General Working Capital	August to October, 2024	Regulation CF
Common Stock	$7,028.12	70,281 shares of Common Stock	General Working Capital	April 18, 2025	Section 4(a)(2)
Common Stock	$2.02	201,673 shares of Common Stock (issued on exercise of stock option)	General Working Capital	September 25, 2023	Rule 701
EMI	N/A	125,000 shares of Common Stock	N/A	January 5, 2023	Rule 701
EMI	N/A	125,000 shares of Common Stock	N/A	January 5, 2023	Rule 701
EMI	N/A	358,531 shares of Common Stock	N/A	January 5, 2023	Rule 701
EMI	N/A	55,000 shares of Common Stock	N/A	January 5, 2023	Rule 701
ISO	N/A	125,000 shares of Common Stock	N/A	July 6, 2022	Rule 701
ISO	N/A	50,000 shares of Common Stock	N/A	July 6, 2022	Rule 701

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company;

any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the Company; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in- law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B

Financial Statements (Unaudited)

SYNTENSOR INCORPORATED

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023

Syntensor Incorporated

BALANCE SHEET

As of December 31, (USD $ in Dollars)		2024		2023
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	3,356,574	$	31,278
Prepaids and Other Current Assets		27,028		15,561
Total Current Assets		3,383,602		46,839
Property and Equipment, net		2,355		15,409
Intangible Assets		61,090		67,074
Deferred SAFE Issuance Costs		158,518		-
Security Deposit		792		792
Total Assets	$	3,606,357	$	130,114
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	4,924	$	107,852
Credit Cards		15,084		8,856
Promissory Note, current portion		7,028		7,028
Other Current Liabilities		76,542		79,239
Total Current Liabilities		103,578		202,975
Promissory Note, net of current portion		-		-
Simple Agreement for Future Equity		5,893,927		1,166,848
Total Liabilities		5,997,505		1,369,823
STOCKHOLDERS' EQUITY				
Common Stock		117		117
Series Seed Stock		38		38
Additional Paid In Capital		3,081,248		3,081,248
Accumulated Deficit		(5,507,210)		(4,321,112)
Accumulated Other Comprehensive Income		34,658		
Total Stockholders' Equity/ (Deficit)		(2,391,148)		(1,239,709)
Total Liabilities and Stockholders' Equity	$	3,606,357	$	130,114

Syntensor Incorporated

STATEMENT OF OPERATIONS

For The Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating Expenses		
General and Administrative	1,184,979	1,772,569
Sales and Marketing	-	-
Total Operating Expenses	1,184,979	1,772,569
Net Operating Loss	(1,184,979)	(1,772,569)
Interest Expense	356	10
Other Loss	763	59,731
Loss Before Provision For Income Taxes	(1,186,098)	(1,832,310)
Provision/(Benefit) For Income Taxes	-	-
Net Loss	$ (1,186,098)	$ (1,832,310)

Syntensor Incorporated

STATEMENTS OF CASH FLOWS

For The Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(1,186,098)	$	(1,832,310)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation Expense		8,013		20,569
Amortization Expense		9,954		7,566
Share-based Compensation Expense		-		44,291
Fair Value In Excess Of Stated Value Of Derivative Instrument		-		56,808
Changes In Operating Assets And Liabilities:				
Prepaids and Other Current Assets		(11,467)		22,335
Accounts Payable		(102,928)		85,418
Credit Cards		6,228		4,064
Other Current Liabilities		31,961		56,808
Security Deposit		-		878
Net Cash Used In Operating Activities		(1,244,337)		(1,533,572)
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		5,041		(641)
Purchases of Intangible Assets		(3,970)		(65,429)
Net Cash Used In Investing Activities		1,071		(66,070)
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds From Issuance of SAFEs, Net of Issuance Costs		4,568,561		1,110,040
Net Cash Provided By Financing Activities		4,568,561		1,110,040
Foreign Currency Translation Adjustment		1		12
Change In Cash and Cash Equivalents		3,325,295		(489,602)
Cash and Cash Equivalents—Beginning Of The Year		31,278		520,869
Cash and Cash Equivalents—End Of The Year	$	3,356,574	$	31,278
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	-	$	-
NON CASH INVESTING AND FINANCING ACTIVITIES				
Common Stock Issued Against Exercise of Stock Options (Number of Shares)		-		201,673

Syntensor Incorporated

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2024 and 2023

(USD $ in Dollars)	Common Stock Shares	Common Stock Amount	Series Seed Stock Shares	Series Seed Stock Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholder Equity
Balance—December 31, 2022	**11,489,632**	**$ 115**	**3,841,228**	**$ 38**	**$ 3,036,957**	**$ (2,488,802)**	**$ -**	**$ 548,308**
Issuance of Stock, options excercised	201,673	2	-	-	-	-	-	2
Share-Based Compensation	-	-	-	-	44,291	-	-	44,291
Net Loss	-	-	-	-	-	(1,832,310)	-	(1,832,310)
Balance—December 31, 2023	**11,691,305**	**$ 117**	**3,841,228**	**$ 38**	**$ 3,081,248**	**$ (4,321,112)**	**$ -**	**$ (1,239,708)**
Issuance of Stock, options excercised	-	-	-	-	-	-	-	-
Share-Based Compensation	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	(1,186,098)	-	(1,186,098)
Other Comprehensive Income	-	-	-	-	-	-	34,658	34,658
Balance—December 31, 2024	**11,691,305**	**$ 117**	**3,841,228**	**$ 38**	**$ 3,081,248**	**$ (5,507,210)**	**$ 34,658**	**$ (2,391,148)**

Principal Executive Officer Certificate

I, Clayton Rabideau, certify that the financial statements of Syntensor Incorporated included in this Form are true and complete in all material respects.

By: _____

Clayton Rabideau

Chief Executive Officer